

Mailstop 3233

October 26, 2015

VIA E-MAIL
Mr. Nissim S. Trabelsi
Chief Executive Officer
Mazzal Holding Corporation
1625 VFW Parkway
Boston, Massachusetts 02132

> **Re: Mazzal Holding Corporation**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 24, 2015**
> **File No. 000-55152**

Dear Mr. Nissim S. Trabelsi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities